UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING

AND/OR REGISTRATION UNDER SECTION 12(b)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-33880

                                             001-14965

GS Finance Corp. (Issuer); The Goldman Sachs Group, Inc. (Guarantor)

NYSE Arca

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

200 West Street, New York, NY 10282

(212) 902-1000

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Claymore CEF Index-Linked GS ConnectSM ETN due 2037, Medium-Term Notes, Series A, and The Goldman Sachs Group, Inc.’s Guarantees with respect thereto

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.[1]

☒

Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, each of GS Finance Corp. and The Goldman Sachs Group, Inc. (Name of Issuer or Exchange) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

August 21, 2020	By	/s/ James J. White, Jr.	Treasury Signatory
Date		Name	Title GS Finance Corp.

August 21, 2020	By	/s/ James J. White, Jr.	Attorney-in-Fact
Date		Name	Title The Goldman Sachs Group, Inc.

[1]	Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.